Exhibit 4.2

[English Summary]

Interconnection Agreement between PT Telekomunikasi Seluler (“Telkomsel”) and PT Indosat, Tbk (“Indosat”) as perstipulated in Cooperation Agreement in Interconnection between Indosat and Telkomsel on Interconnection between Jarbersel Telkomsel (Telkomsel Cellular Mobile Network) and Jartaplok Indosat (Indosat Fixed Local Telecommunication Network) No. 1522/LG.05/PD-00/VII/2007, No. 006/C00-CC0/LGL/2007 dated July 30th, 2007, and its Amendments as stipulated in First Amendment No. AMD.2283/LG.05/PD-00/XII/2007, No. 029/C00-CC0/LGL/07 dated December 19th, 2007, and the Second Amendment No. AMD.339/LG.05/PD-00/III/2008, No. 004/C00-CC0/LGL/08 dated March 3rd, 2008 (“Agreement”).

The Parties :

1.	Telkomsel; and

2.	Indosat

Scope of the Agreement :

Interconnection between Telkomsel Cellular Mobile Network with Indosat Fixed Local Telecommunication Network, so that customers of each Party may make or receive interconnection calls.

Period of Agreement :

This Agreement is valid for two (2) years as from August 1st, 2007 until July 31st, 2009.

Interconnection Tariff :

No	Type of Call	Type of Service	Tariff (Rp./minute)

1	Indosat Fixed Local to Telkomsel Cellular Mobile	Local Termination	261

2	Indosat Fixed Local to Telkomsel Cellular Mobile	Domestic Long Distance Termination	380

3	Telkomsel Cellular Mobile to Indosat Fixed Local	Local Termination	203

4	Telkomsel Cellular Mobile to Indosat Fixed Local	Domestic Long Distance Termination	626

5	Indosat International Direct Dialing to Telkomsel Cellular Mobile	International Voice Termination	498

6	Telkomsel Cellular Mobile to Indosat International Direct Dialing	International Voice Origination	498 + 1000

7	SMS	SMS	SKA (Sender Keeps All)

Rights and Obligations of the Parties :

Rights and obligations of Indosat:

1.	Provide infrastructure that connect to Telkomsel DDF at POI location use for canalized outgoing international traffic from and to Telkomsel network;

2.	Manage whole Indosat network;

3.	Keeping the perform and Interconnection quality service in Indosat network;

4.	Receive payments of income from Telkomsel which is entitled to Indosat and pay Telkomsel for interconnection tariff and other expenses arising from this Agreement;

5.	Earn interconnection quality service;

6.	Responsible for anything include but not limited to customer complain throughout in Indosat network.

Limitation for the Parties :

Each party is prohibited to conduct or let the occurrence of fraud in the form of technical engineering, administrative engineering and/or any other fraud.

The aforementioned technical engineering, administrative engineering and/or fraud shall include but not limited to:

1.	Creating dummy numbers without the other party justification;

2.	Changing, amending, adding and/or lessening the information/digit on the signaling system between the telecommunication network without any reason that can be justified by the other party;

3.	Add and/or remove data/information in CDR.

Termination of Agreement :

The Parties agree to waive the application of Article 1266 and 1267 of the Indonesian Civil Code so that a Party can unilaterally terminate the Agreement by providing a written notice not later than three (3) month before the date of termination intended.

Assignment of Agreement :

No party shall sell, assign or transfer this Agreement, in part or in whole, to any third party.

Governing Law :

The laws of Indonesia.

Dispute Settlement :

The Parties agree to amicably settle any dispute arising with relation to this Agreement and if the Parties fail to reach such an amicable settlement within twenty (20) days, the dispute shall settle by BRTI, if BRTI fail to provide solution, then the dispute will be referred to the BANI for settlement.